Dear friends,

Thank you for closely watching Ziphycare's growth and development.

Many of you have contributed in different ways - from providing professional advice and feedback, to opening doors and helping with introductions, to loyally using Ziphy's services and trusting us with your health matters. We are very grateful to have you by our side and would be honored to welcome you to the Ziphy family.

If you believe in our vision and ability to execute and if Ziphy's mission is close to your heart, you now have a chance to invest and hopefully share in our success. You can find all of the details about our campaign below and we would be happy to address any questions you might have.

Thank you for your support!
https://wefunder.com/ziphycare

Rada Sumareva
CEO, ZiphyCare

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.